                                              Filed by Templeton Emerging
                                              Markets Appreciation Fund, Inc.
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933 and deemed
                                              filed pursuant to Rule 14a-12
                                              under the Securities Exchange Act
                                              of 1934

                                              Subject Company: Templeton
                                              Emerging Markets Appreciation
                                              Fund, Inc.
                                              Commission File No. 811-08362

             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
              TEMPLETON DEVELOPING MARKETS TRUST ANNOUNCE PROPOSED
                                 REORGANIZATION

             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
          TEMPLETON EMERGING MARKETS FUND, INC. ANNOUNCE THAT PROPOSED
                        REORGANIZATION WILL NOT PROCEED

                   MARCH 19, 2002 - PRESS RELEASE Q's AND A's

Q:   What does acquiring "substantially all" of the assets of TEA mean?

A:   The proposed reorganization involves Developing Markets Trust's acquisition of all of TEA's assets that exist as of the closing,  except for cash, bank deposits or cash equivalent  securities in an estimated amount necessary to pay the costs and expenses of carrying out the  transaction  and  discharge any unpaid  liabilities  of TEA at the  closing  date.  Examples  of unpaid liabilities  include  declared  but  unpaid  dividends  and  capital  gains distributions, if any, payable for periods prior to and through the closing date, custodian fees and taxes.

                                    * * * * *

In connection with the proposed reorganization  transaction,  TEA and Developing
Markets Trust intend to file relevant  materials  with the U.S.  Securities  and
Exchange  Commission  ("SEC"),   including  a  proxy  statement  by  TEA  and  a
registration  statement on Form N-14 by Developing Markets Trust that contains a prospectus. Because those documents contain important information,  shareholders of TEA are urged to read them,  if and when they  become  available.  When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov.
Shareholders   can  also   obtain   copies   of  these   documents   and   other
transaction-related  documents,  when  available,  for  free by  calling  TEA at
1-800-342-5236.

TEA, its  directors and executive  officers and certain  other  persons,  may be deemed to be participants in TEA's solicitation of proxies from its shareholders in connection with the proposed transaction.  Information about the directors is set forth in the proxy statement for TEA's 2001 annual meeting of  shareholders.
Participants in TEA's  solicitation  may also be deemed to include the following executive  officers or other persons whose interests in TEA may not be described in the proxy statement for TEA's 2001 annual meeting:  Mark Mobius  (President);
Charles B. Johnson (Vice  President);  Rupert H. Johnson,  Jr. (Vice President);
Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L.
Flanagan  (Vice  President);  Jeffrey A. Everett (Vice  President);  John R. Kay
(Vice  President);  Murray L.  Simpson  (Vice  President  and Asst.  Secretary);
Barbara J. Green (Vice President and  Secretary);  David P. Goss (Vice President
and  Asst.  Secretary);  Bruce S.  Rosenberg  (Treasurer);  Holly  Gibson  Brady
(Director of Corporate Communications - Franklin Resources, Inc.).

As of the  date  of  this  communication,  none  of the  foregoing  participants individually  beneficially  owns in excess of 1% of TEA's common  stock.  To the knowledge of TEA, none of its directors or executive  officers has any interest, direct or indirect,  by security  holdings or otherwise,  in TEA,  except as set forth in the proxy statement for TEA's 2001 Annual Meeting of Shareholders or as
otherwise disclosed above.

Shareholders may obtain  additional  information  regarding the interests of the participants  by  reading  the  proxy  statement  of TEA and the  prospectus  of
Developing Markets Trust if and when they become available.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities  in any  jurisdiction
in  which  such  offer,   solicitation  or  sale  would  be  unlawful  prior  to
registration   or   qualification   under  the  securities   laws  of  any  such
jurisdiction.  No  offering  of  securities  shall be made  except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.